[LETTERHEAD OF WACHTELL, LIPTON, ROSEN & KATZ]

VIA EDGAR AND FEDEX

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Gulf Coast Ultra Deep Royalty Trust
Amendment No. 4 to Registration Statement on Form S-4
Filed April 18, 2013
Amendment No. 5 to Registration Statement on Form S-4
Filed April 19, 2013
Amendment No. 6 to Registration Statement on Form S-4
Filed April 19, 2013
File No. 333-185742

Dear Mr. Schwall:

On behalf of Gulf Coast Ultra Deep Royalty Trust (the “Royalty Trust”) and Freeport-McMoRan Copper & Gold Inc. (“FCX”), set forth below is the response to the comment of the Staff of the Division of Corporation Finance (the “Staff”) that appeared in the Staff’s letter dated April 26, 2013, with respect to the above-referenced filing.

This letter and Amendment No. 7 (“Amendment No. 7”) to the Registration Statement on Form S-4 (File No. 333-185742) are being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with five copies of Amendment No. 7 marked to indicate changes from Amendment No. 4 to the Form S-4 filed on April 18, 2013.

H. Roger Schwall

United States Securities and Exchange Commission

April 30, 2013

For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold followed by the response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 7. All references to page numbers in the response are to the pages in the marked version of Amendment No. 7.

The Staff is further advised that, in addition to addressing the comment raised by the Staff in its letter, Amendment No. 7 has been revised throughout to reflect a modification to Proposal No. 1 to provide that FCX will only be excluded from the definition of “interested stockholder” in the certificate of incorporation of McMoRan Exploration Co. (“MMR”) for purposes of the transactions contemplated by the merger agreement (as opposed to for all purposes). The parties to the merger agreement have agreed to modify the condition to closing set forth in the merger agreement related to this proposal to provide for this modification. As a result of this change, if the transactions contemplated by the merger agreement are not consummated but the change to the charter amendment is approved and adopted by MMR, FCX would continue to be subject to the definition of “interested stockholder” in MMR’s certificate of incorporation with respect to any potential future transactions.

Exhibit 5.1

1.	We note the following assumption added to the form of legal opinion: “(viii) that no individual, corporation, partnership, trust or other person or entity, together with its ‘affiliates’ and ‘associates’, is a ‘beneficial owner’ of shares aggregating 20% or more of the outstanding common stock, par value $0.10 per share, of the Depositor (the ‘Common Stock’) or was or will be such an owner from December 5, 2010 through the date of the issuance of the Units (with the terms in quotation marks having the meanings set forth in the Depositor Certificate of Incorporation)….” Please explain to us why such assumption is both necessary and appropriate. In that regard, it appears that such assumption could relate to the question of whether the registrants have taken all corporate actions necessary to authorize the issuance of the securities, and therefore “assumes away” the relevant issue of whether the securities will be legally issued. Please refer to Staff Legal Bulletin No. 19 at Section II.B.3(a). In the alternative, please obtain and file a revised opinion that does not include such assumption.

Response: In response to the Staff’s comment, the filing parties have obtained and filed an amended opinion of counsel as Exhibit 5.1.

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H. Roger Schwall

United States Securities and Exchange Commission

April 30, 2013

We hope the foregoing has been responsive to the Staff’s comments. If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1314 (telephone) or deshapiro@wlrk.com (e-mail).

We thank the Staff in advance for its assistance.

Sincerely,

/s/ David E. Shapiro

David E. Shapiro

Wachtell, Lipton, Rosen & Katz

cc:	Douglas N. Currault II, Freeport-McMoRan Copper & Gold Inc. John Amato, McMoRan Exploration Co. Michael Aiello, Weil, Gotshal & Manges LLP